UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS MEETING BETWEEN CHAIRMAN OF MECHEL’S BOARD OF DIRECTORS AND
PRESIDENT OF MINMETALS CORPORATION DURING RUSSIAN PRESIDENT’S STATE VISIT TO
CHINA

Moscow, Russia – June 8, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that Mechel’s Chairman of the Board of Directors Igor Zyuzin met with Minmetals Corporation’s President Zhou
Zhongshu during Mr. Zyuzin’s trip as part of the Russian delegation in the framework of Russian Federation’s President Vladimir Putin’s official visit to
People’s Republic of China.
During the meeting, the sides discussed the issues of implementing the project for the construction of the universal rolling mill at Chelyabinsk Metallurgical
Plant (ChMK), where Minmetals, one of China’s largest state industrial corporations, is general contractor.
ChMK’s universal rolling mill will produce high-quality rails up to 100 meters in length, using state-of-the-art technologies for rolling, tempering, straightening, finishing, and quality control. These rails will surpass their world analogues on several key parameters, which are necessitated by the climate conditions under which rails are utilized in Russia. The “Strategy for
Development of Russia’s Railway Transport till 2030”, approved by the Russian government provides for modernization and construction of new railroads all over the country, and will be implemented with the use of rails produced by
Chelyabinsk Metallurgical Plant among others. The mill’s annual capacity will be over 1 million tonnes. The mill will also produce structural shapes and sections.
Chairman of Mechel’s Board of Directors Igor Zyuzin noted: “For us the universal rolling mill construction project is a priority, as it has special importance for the entire country — it is being implemented to meet the needs of Russian
Railways and construction industry in high-quality steel products, which will help to bring down their dependence on foreign imports and international market volatility.”
***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 08, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO